Thompson Hine

December 21, 2020

Ms. Elena Stojic

Attorney Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neiman Funds (the "Trust" or the "Registrant") File Nos. 811-21290 and 333-102844

Dear Ms. Stojic:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on November 30, 2020, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Advisors Capital US Dividend Fund, Advisors Capital Small/Mid Cap Fund, and Advisors Capital Tactical Fixed Income Fund (each a "Fund" and together the "Funds"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to this letter.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

Please submit a response letter as correspondence at least five business days prior to the Fund's Rule 485(b) filing that address responses to the comments provided. Please carry any revisions to all relevant portions of the prospectus. Please note that the Registrant and its management are responsible for the content of the registration statement notwithstanding any commentary or lack of commentary from the SEC staff.

Prospectus

Advisors Capital US Dividend Fund

Comment 1. As per the instructions to Item 3 of Form N-1A, in the introduction to the fee table please include a disclosure that the fees and expenses table does not include brokerage fees. This is a general comment for all the Funds.

Response. Upon review, the Registrant notes that it is unable to identify an express command under Item 3, nor its instructions on this point. There is, however, a similar instruction if the Fund is an ETF (Instruction 1(e)(i)). There are also similar comments provided by SEC staff with respect to clean shares (see e.g. Frequently Asked Questions on IM Guidance Update 2016-06 (Mutual Fund Fee Structures)). The Registrant does not believe the Funds fall within the ambit of the ETF or clean share related instructions or guidance. Because the inclusion of a reference to brokerage fees would tend to diverge from the industry standard disclosure and might tend to confuse prospective investors, the Registrant respectfully declines to make this revision.

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Comment 2. Please add to the portfolio turnover disclosure a statement that the funds do not have historic turnover to report. This is a general comment for all the Funds.

Response. Upon review, the Registrant notes that it is unable to identify an express command under Item 3, nor its instructions on this point. Since the Funds are new funds, the Registrant believes the inability to report a historic turnover rate is self-evident to prospective shareholders and unlikely to cause confusion.

Comment 3. Under Principal Investment Strategy disclosures, please disclose how the sub-adviser is able to determine that an issuer has dividend growth potential and potential for stock price appreciation.

Response. The registrant has amended disclosures to include the following. The sub-adviser identifies potential for stock price appreciation by examining fundamental factors including projected industry revenue growth, anticipated company earnings growth, and valuation criteria. The sub-adviser identifies potential for dividend growth by reviewing a company’s dividend history, dividend policy, capital allocation policy, and company free cash flow projections.

Comment 4. Under Principal Investment Strategy disclosures, please disclose, industry sectors that the Fund may focus on and disclose related risks, if such is known prior to Fund launch.

Response. Because of the dynamic nature of each Fund’s investments, no such industry sector focus can be identified prior to Fund launch.

Comment 5. Under Principal Investment Strategy disclosures, please select an alternative to "concentration" when describing investment strategy as the Fund is not a concentrated Fund under the Investment Company Act.

Response. The Registrant has amended disclosures to substitute “over exposures” for concentration.

Comment 6. Under Principal Investment Strategy disclosures, please describe how the sub-adviser is able to determine how the Fund will have lower downside risk.

Response. The Registrant has amended disclosures to include the following. The sub-adviser focuses primarily on companies which regularly generate free cash flow even in weaker economic environments. Further, these investments feature companies with less debt in their capital structure and which have higher average profitability versus benchmark index averages. The sub-adviser believes these criteria will provide for less downside risk as measured by downside capture over the full market cycle.

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Comment 7. Under Principal Investment Strategy disclosures, please describe how the sub-adviser determined that an issuer's management is not enhancing shareholder value.

Response. The Registrant has amended disclosures to include the following. The sub-adviser reviews a company’s return on invested capital (ROIC) compared to the company’s weighted average cost of capital (WACC).  The sub-adviser believes that companies with ROIC below their WACC are not enhancing shareholder value.

Comment 8. Under Principal Investment Risk disclosures please note that significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Funds' disclosures including risk disclosures should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not. Also, please consider whether strategy and risk disclosures should be amended in light of the uncertainty caused by the pandemic with respect to investment metrics based on historical analysis. This is a global comment.

Response. Upon review of market events that have occurred as a result of the COVID-19 pandemic, the Registrant believes present COVID-19 related disclosures are robust and alert prospective shareholders to the wide scope of potential risks.

Comment 9. Under Principal Investment Risk disclosures, please identify specific sectors and related risk, if known prior to Fund launch.

Response. Please see response to Comment 4.

Advisors Capital Small/Mid Cap Fund

Comment 10. Under Principal Investment Strategy disclosures, please provide a definition of "dominance," how the sub-adviser ascertains dominance, and benefits to dominance. If relevant, note that dominance is unique to the small/mid cap sector.

Response. The Registrant has amended disclosures to include the following. The sub-adviser determines dominance by reviewing a company’s market share in its industry compared to peers as well as comparing the company’s profitability metrics relative to industry averages. Other factors such as brand recognition and unique business model can also play a role in dominance assessment. The sub-adviser believes that dominant companies typically have higher market share, exercise more pricing power, have better operating profit margins, and exhibit superior profitability metrics compared to peers over the full market cycle.

Comment 11. Under Principal Investment Strategy disclosures, please provide a definition of "industry position."

Response. The Registrant has amended disclosures to include the following. Industry position primarily refers to market share of a company and market share rank relative to competitors, but could also refer to a unique business model not easily duplicated by competitors.

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Comment 12. Under Principal Investment Strategy disclosures, please provide a plain English definition of "downside capture ratio."

Response. The Registrant has amended disclosures to invoke performance of the Fund relative to an index in a negative return environment.

Comment 13. Under Principal Investment Strategy disclosures, please provide a definition or explanation of higher failure rates, such as bankruptcy.

Response. The Registrant has amended disclosures to refer to bankruptcy when describing failure.

Advisors Capital Tactical Fixed Income Fund

Comment 14. With respect to the Fund's fee table, please explain supplementally how acquired fund fees and expenses were estimated and the reasonableness of the estimate.

Response. The estimate was based upon a good faith estimate provided by the sub-adviser to the Fund based on the ETFs likely to be employed by the sub-adviser. The Registrant has no reason to challenge this estimate.

Comment 15. Under Principal Investment Strategy disclosures, if floating or variable rate securities are included in the Fund's 80% investment policy, so state.

Response. The Registrant has amended disclosures to include floating or variable rate securities in the Fund's 80% investment policy.

Comment 16. Under Principal Investment Strategy disclosures, please reconcile the use of unconstrained with the Fund's 80% investment policy.

Response. The Registrant has amended disclosures to clarify that unconstrained does not relate to the 80% investment policy, but instead references the individual holdings within the Fund. Unconstrained is intended to allow for a broad spectrum of investment instruments, not limited to investment grade, high yield, corporates or preferred stocks. This is extended to 100% of the anticipated investments in the Fund.

Comment 17. Under Principal Investment Strategy disclosures, please explain the meaning of prevailing market conditions.

Response. The Registrant has amended disclosures to clarify that prevailing market conditions refers to the current market environment including, but not limited to such factors to as interest rates, credit spreads and the macroeconomic outlook.

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Comment 18. Under Principal Investment Strategy disclosures, please elaborate on the meaning of "internal value screens."

Response. The Registrant has amended disclosures to clarify that internal value screens refer to the screens conducted to help identify potentially attractive fixed income securities.

Comment 19. Under Principal Investment Strategy disclosures, please elaborate on how inverse ETFs are used to hedge interest rate risk.

Response. The Registrant has amended disclosures to describe how the effect of rising rates can be offset by an inverse instrument.

Comment 20. Under Principal Investment Risk disclosures please include credit, extension and prepayment risk under Fixed Income Securities Risk.

Response. The Registrant has amended Principal Investment Risk disclosures to include credit, extension and prepayment risk under Fixed Income Securities Risk.

Comment 21. Under Principal Investment Risk disclosures please include inverse risk within Hedging Risk or present as a stand-alone risk.

Response. The Registrant has amended Principal Investment Risk disclosures to include inverse risk as an element of Hedging Risk.

Comment 22. Because High Yield Risk in included under Principal Investment Risks, please amend credit quality in the Principal Investment Strategy disclosures to include a reference to high yield or junk bonds.

Response. The Registrant has added a reference to high yield or junk bonds.

Item 9 Disclosures

Comment 23. This is a global comment. It appears that Item 4 and Item 9 disclosures are identical. Please revise Item 4 disclosures to produce the layered disclosure regime adopted by the SEC.

Response. Upon review, the Registrant notes that Item 9 disclosures are not identical and contain a detailed elaboration of the sub-adviser’s strategies as presented in a flow chart-style schematic.

Comment 24. Under Temporary Defensive Positions, please amend references to "other investment grade fixed income securities" to be consistent with the concept of defensive.

Response. The Registrant has amended disclosures to include “short term” when describing other investment grade fixed income securities.

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Comment 25. Under Portfolio Holdings Disclosure, please include a reference to disclosure of these policies on the Funds' website, if applicable.

Response. The Funds’ do not currently have a website.

Comment 26. Under the description of the investment adviser:

(a)	confirm that the adviser is or will be registered with the SEC;

(b)	explain supplementally, the Board's procedure for determining that a new adviser possesses resources and capabilities to provide an appropriate level of advisory services to the Funds; and

(c)	in light of (b) above, please consider whether a new adviser risk is warranted under Principal Investment Risks.

Response.

(a)	The Registrant confirms that the adviser is or will be registered with the SEC prior to the effective date of the Funds.

(b)	The Board of the Registrant vetted the experience of the principal members of the adviser, the policies and procedures of the adviser as well as the financial resources of the adviser. Based upon such review, the Board concluded that the adviser possesses sufficient resources and capabilities to allow it to provide an appropriate level of advisory services to the Funds.

(c) Upon review of the depth of the adviser’s resources and experience of its principal members, the Registrant does not believe that new adviser risk, rises to the level of a principal investment risk.

Comment 27. Please complete all bracketed or incomplete information.

Response. The Registrant has completed all bracketed or incomplete information.

Prior Performance

Comment 28. Please explain supplementally:

(a)	why performance was not verified for the entire period shown;

(b)	if the verifier declined to assess some of the returns, why;

(c)	provide a consent from the verifier as an exhibit;

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(d)	how "fully discretionary" and “substantially similar" were determined;

(e)	how the circumstances surrounding the performance before 2018 are consistent with a no action letter;

(f)	confirm that the GIPS performance includes all fees and expenses, not just management fees; and

(g)	remove "similar but lower" from references to lower fees.

Response.

(a)	GIPS compliance is generally verified on an annual basis and the verification process is detailed and lengthy. The sub-adviser is in the final stages of review for calendar year 2019 and will update as soon as the updated opinion is available. This process will be repeated in 2021 for 2020 and will continue each year.

(b)	The performance verifier (ACA) has not declined to assess any of the returns. As stated above, this is an annual process that looks back over the prior year in its entirety.

(c)	A consent from the performance verifier will be included as an exhibit.

(d)	The sub-adviser is a fully discretionary money manager. That is, all accounts are established with the client granting discretion to the sub-adviser for investment decisions based upon the strategy selected. Accordingly, the sub-adviser does not seek client consent for decisions made in managing their particular strategy(ies).

Substantially similar references that two of the mutual funds – Advisors Capital Small/MidCap and Advisors Capital US Dividend, are also strategies offered to SMA clients of the sub-adviser. The Funds will be managed by the same team as the SMA strategies and the decisions made for each are expected to be virtually identical. However, there may be slight differences over time. For example, if the portfolio management team has decided to reduce a position in a particular company, upon commencement of investment operations, the mutual funds may purchase at the new target weighting of the position, rather than invest and immediately reduce the position to the target weight.

(e)	The Registrant believes that presentation of the performance before 2018 is consistent with the principles of the Bramwell and Nicholas-Applegate I no action letters as described below.

As to the prior performance presentation, the Registrant generally believes that adopting a combining approach to the SEC staff's no action letter guidance is reasonable because it reflects the cumulative thinking and insight of the staff. The Registrant believes this is also a practical approach since it would be very difficult for any fund to fit into the exact constraints of any single no action letter. The comments below reflect the Registrant's reasoning for invoking the principles of both Bramwell and Nicholas-Applegate I.

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With respect to inclusion of portfolio managers’ composite prior performance, the Registrant, is relying, in part, upon Bramwell Growth Fund, SEC No-Action Letter, publicly available August 7, 1996 ("Bramwell"). Under the facts of Bramwell, the registrant represented that with respect to that fund from which prior performance was sourced: Ms. Bramwell was primarily responsible for the day-to-day management of the portfolio and that no other person played a significant role in managing the portfolio, the investment objectives, policies and strategies were substantially similar in all material respects, Ms. Bramwell used the same analytical methods for identifying potential investments, and Ms. Bramwell managed no other comparable registered funds or private accounts. The Registrant represents that these facts are also present for the respective Funds, except that separately managed accounts are the source of prior performance, rather than a single fund and there are multiple portfolio managers rather than a single portfolio manager. Additionally, the Registrant notes that in Bramwell, the staff's analysis states that it is not misleading "…for a newly established adviser to present performance information for accounts managed by another advisory entity when the persons responsible for investment management of those accounts at the former adviser are the same persons who will be responsible for investment management at the new entity." Here, the sub-adviser portfolio managers produced a portion of the prior performance while at other entities and are the same persons who will be responsible for investment management of the new Funds.

As to the aspect that the prior performance is based upon separately managed accounts, rather than a mutual fund, the Registrant is relying upon Nicholas-Applegate Mutual Funds, SEC No-Action Letter, publicly available August 6, 1996 ("Nicholas-Applegate I"). Under the facts of Nicholas-Applegate I, mutual funds were permitted to include the prior performance of separately managed accounts in a mutual fund prospectus provided: the performance was for all of the adviser's private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund, the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund, and the prospectus clearly disclosed that the performance information related to the adviser's management of private accounts and that such information should not be interpreted as indicative of the fund's future performance. The Registrant represents that these facts are also present for the Funds, except that the performance is of a Fund's portfolio managers and the sub-adviser, rather than the adviser. Here, the Registrant notes that the portfolio managers’ prior performance is likely more meaningful to prospective investors than that of an adviser because the portfolio managers represent a single source of performance.

For the reasons stated above, the Registrant believes the prior performance presentation is consistent with the guidance, cumulative thinking and insight of the SEC staff.

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(f)	The Registrant confirms that the GIPS performance includes all fees and expenses.

(g)	The Registrant has removed "similar but lower" from references to lower fees.

STATEMENT OF ADDITIONAL INFORMATION

Comment 29. With respect to fundamental policy number seven, please disclose that the Funds will look through underlying funds (e.g. ETFs) to measure industry concentration.

Response. The Registrant has amended disclosures related to fundamental policy number seven, to disclose that the Funds will look through underlying funds (e.g. ETFs) to measure industry concentration.

Comment 30. When describing the investment advisory agreement, please provide additional detail on the material terms of the agreement including statutorily required terms.

Response. The Registrant has amended disclosures to provide additional detail on the material terms of the advisory and sub-advisory agreements to include statutorily required terms.

Comment 31. Please complete the tables describing other accounts managed by the portfolio managers.

Response. The Registrant has completed the other accounts managed tables.

Comment 32. Please provide greater detail on the criteria for bonus payments to the portfolio managers.

Response. Upon review, the Registrant believes it has complied with the command of Item 20(b); and believes that to provide further detail about the inner workings of the sub-adviser’s compensation plan would represent an undue intrusion into propriety business aspects of the sub-adviser’s operations.

Comment 33. Please confirm supplementally that a majority of the Trustees are independent (i.e. non-interested as defined under Section 2(a)(19) of the 1940 Act).

Response. The Registrant so confirms.

Comment 34. Under Pricing of Fund Shares, please elaborate on the meaning of "sufficient trading" or remove or revise accordingly.

Response. The Registrant has removed references to sufficient trading.

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Comment 35. Please include the proxy policies and procedures that are described as to be provided.

Response. The Registrant has included such.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or Jeff Provence at 619-588-9700 x 101 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport